Exhibit 21.2

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

  of Solitario Resources Corporation

Wheat Ridge, Colorado

We have audited the consolidated balance sheets of Solitario Resources Corporation and subsidiaries (Solitario) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Solitario's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solitario as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the consolidated balance sheet at December 31, 2002 includes land and leasehold costs of $3,743,000. Note 1 to the consolidated financial statements emphasizes that the recovery of these costs is ultimately dependent upon the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the properties into production, and upon future profitable operations.

Deloitte & Touche LLP

Denver, Colorado

March 24, 2003

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars,	December 31,	December 31,
except per share amounts)	2002	2001
Assets
Current assets:
Cash and cash equivalents	$1,405	$2,723
Note receivable	111	108
Investments in marketable equity securities, at fair value	409	268
Prepaid expenses and other	27	69
Total current assets	1,952	3,168

Mineral properties, net	3,743	3,693
Note receivable from Crown, net of discount	915	893
Other assets	293	349
	$ 6,903	$ 8,103

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 26	$44
Due to Crown	73	62
Total current liabilities	99	106

Commitments and contingencies (Notes 2 and 4)

Stockholders' equity:
Preferred stock, $0.01 par value, authorized 10,000,000 (none issued and outstanding December 31, 2002 and 2001)	-	-
Common stock, $0.01 par value, authorized, 50,000,000 (23,407,134 issued and outstanding at December 31, 2002 and 2001)	234	234
Additional paid-in capital	21,189	21,189
Accumulated deficit	(14,837)	(13,167)
Accumulated other comprehensive income (loss)	218	(259)
	6,804	7,997
Total liabilities and stockholders' equity	$ 6,903	$ 8,103

See Notes to Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars	Years ended December 31,
except per share amounts)	2002	2001	2000

Revenues:
Mineral property option proceeds	$ -	$ -	$ 100
Gain on sale of assets	-	-	5,811
Interest income	137	236	360
	137	236	6,271

Costs and expenses:
Exploration expense	907	1,464	1,182
Depreciation, depletion and amortization	40	49	18
General and administrative	372	511	372
Management fees	449	590	414
Asset write-downs	-	1,274	-
Loss on sale of assets	39	-	-
Other (net)	-	5	-
	1,807	3,893	1,986

Net loss	$(1,670)	$(3,657)	$4,285
Earnings (loss) per common share: Basic Diluted	$(0.07) $(0.07)	$(0.16) $(0.16)	$0.24 $0.23
Weighted average shares outstanding: Basic Diluted	23,407 23,407	23,387 23,387	18,163 18,350

See Notes to Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands of					Accumulated
U.S. dollars,			Additional		Other
except per share	Common Stock		Paid-in	Accumulated	Comprehensive
Amounts)	Shares	Amount	Capital	Deficit	Income (loss)	Total

Balance at January 1, 2000	16,854,521	$169	$16,507	$(13,795)	$(131)	$2,750
Comprehensive income (loss):
Shares issued:
Acquisition of Altoro	6,228,894	62	4,464	-	-	4,526
Exercise of warrants	261,232	3	176	-	-	179
Comprehensive income (loss):
Net income	-	-	-	4,285	-	4,285
Net unrealized gain on marketable equity securities	-	-	-	-	69	69
Comprehensive income	-	-	-	-	-	4,354

Balance at December 31, 2000	23,344,647	234	21,147	(9,510)	(62)	11,809
Shares issued:
For mineral property	62,487	-	42	-	-	42
Comprehensive loss:
Net loss	-	-	-	(3,657)	-	(3,657)
Net unrealized loss on marketable equity securities	-	-	-	-	(197)	(197)
Comprehensive income	-	-	-	-	-	(3,854)

Balance at December 31, 2001	23,407,134	234	21,189	(13,167)	(259)	7,997
Net loss	-	-	-	(1,670)	-	(1,670)
Net unrealized gain on marketable equity securities	-	-	-	-	477	477
Comprehensive income	-	-	-	-	-	(1,193)

Balance at December 31, 2002	23,407,134	$234	$21,189	$(14,837)	$ 218	$6,804

See notes to consolidated financial statements.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)	Years Ended December 31,
	2002	2001	2000
Operating activities:
Net income (loss)	$(1,670)	$(3,657)	$4,285
Adjustments:
Depreciation, depletion and amortization	40	49	18
Asset write-downs	-	1,274	-
(Gain) loss on asset sales	39	-	(5,811)
Interest income received in stock	(74)	-	-
Other	-	2	99
Changes in operating assets and liabilities, excluding effects of acquisition:
Prepaid expenses and other current assets	18	(38)	(77)
Accounts payable	(18)	(26)	(73)
Due to CRCC	11	(19)	42
Net cash used in operating activities	(1,654)	(2,415)	(1,517)

Investing activities:
Payments for acquisition, net of cash acquired	-	-	(374)
Investment in Crown promissory notes and warrants	-	(1,000)	-
Additions to mineral properties and other	(50)	(52)	(55)
Proceeds from asset and mineral property sales	407	13	5,715
Proceeds from note receivable	109	106	-
Purchase of securities	(130)	(200)	-
Other assets	-	(63)	-
Net cash provided by (used in) investing activities	336	(1,196)	5,286

Financing activities:
Issuance of common stock	-	-	179
Net cash provided by financing activities	-	-	179

Net increase (decrease) in cash and cash equivalents	(1,318)	(3,611)	3,948
Cash and cash equivalents, beginning of year	2,723	6,334	2,386
Cash and cash equivalents, end of year	$ 1,405	$2,723	$6,334

Supplemental disclosure of cash flow information:
Issuance of stock for property acquisitions	-	42	4,705

See Notes to Consolidated Financial Statements

1. Business and Summary of Significant Accounting Policies:

    Business and company formation

          Solitario Resources Corporation ("Solitario") engages principally in the acquisition, exploration, and development of mineral properties. Solitario's mineral properties are located in Brazil and Peru. Solitario was incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown Resource Corp. of Colorado ("CRCC"). In October 2000 Solitario completed a Plan of Arrangement ("the Plan") whereby Solitario issued 6,228,894 shares of its common stock to the shareholders of Altoro Gold Corp. ("Altoro") in exchange for 100% of the outstanding shares of Altoro. Primarily as a result of the issuance of shares in connection with the Plan, CRCC's ownership of Solitario's shares was reduced from 57.3% (just prior to the transaction) to 41.2% as of December 31, 2002. See Note 9.

    Financial reporting

          The consolidated financial statements include the accounts of Solitario and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and are expressed in U.S. dollars.

          In performing its activities, Solitario has incurred certain costs for land and leasehold interests. The recovery of these costs is ultimately dependent upon the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the properties into production, and upon future profitable operations, none of which is assured.

    Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

    Cash equivalents

          Cash equivalents include investment in highly-liquid debt securities with maturities of three months or less when purchased.

    Note receivable

          Note receivable consists of $200,000, plus interest, held by Newmont Mining Company and due Solitario in two annual payments, pending the release of certain contingent liabilities, see Note 2. The long-term portion of the note receivable, of $100,000, plus interest, is included in other assets.

    Mineral properties

          Land and leasehold costs are capitalized in cost centers and will be depleted on the basis of economic reserves using the units-of-production method. If there are insufficient economic reserves to use as a basis for depleting such costs, a mineral property write-off will be made in the period in which the determination is made.

          Solitario records the proceeds from the sale of property interests to joint ventures as a reduction of the related property's capitalized cost. Proceeds that exceed the capitalized cost of property are recognized as revenue over the period that the joint venture remains active as a result of the payment. When such proceeds are associated with properties subject to a joint venture, they are recorded as revenue in accordance with the terms of the joint venture and the transfer of the property interest to the joint venture partner during the term of the joint venture.

          Solitario expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. Solitario regularly performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

          Write-downs relating to mineral properties were to $1,274,000 in 2001. There were no mineral property write-downs in 2002 or 2000. The write-down for 2001 related to the Rincon del Tigre Property located in Bolivia and the Tocantinzinho property located in Brazil. At December 31, 2002 and 2001, Solitario's capitalized costs of $3,743,000 and $3,693,000, respectfully, related to the land, leasehold and acquisition costs, as Solitario has not yet identified any proven and probable reserves on its mineral properties. The recoverability of these costs is dependent on, among other things, the successful identification of proven and probable reserves, and permitting and development of the properties.

    Marketable equity securities

          Solitario's equity securities are classified as available-for-sale and are carried at fair value, which is based upon market quotes of the underlying securities. The cost of marketable equity securities sold is determined by the specific identification method.

    Foreign exchange

          The United States dollar is the functional currency for all of Solitario's foreign subsidiaries. Although Solitario's exploration activities have been conducted primarily in Brazil, Bolivia and Peru, substantially all of the land, leasehold, and exploration agreements of Solitario are denominated in United States dollars. Solitario expects that a significant portion of its required and discretionary expenditures in the foreseeable future will also be denominated in United States dollars. Foreign currency gains and losses are included in the results of operations in the period in which they occur.

    Income taxes

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively. A valuation allowance is provided, if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    Earnings per share

          The calculation of basic earnings per share, "Earnings Per Share", is based on the weighted average number of common shares outstanding during the years ended December 31, 2002, 2001 and 2000. The calculation of diluted earnings per share includes the effect of common stock equivalents, which include employee stock options and warrants, unless inclusion would be anti-dilutive. The potentially dilutive securities, stock options, were 3,372,000, 2,282,000 and 1,615,000 at December 31, 2002, 2001 and 2000, respectively. Diluted earnings per share for the year ended December 31, 2000 included the effect of stock options, which are dilutive. The proceeds from the issuance of shares are assumed to be used to purchase common stock in accordance with the treasury stock method. Weighted average number of shares outstanding increased from 18,162,549 to 18,350,069 as a result of the assumption of the exercise of options, which are dilutive common stock equivalents. There was no change to the income available to common shareholders as a result of the assumption of conversion of dilutive common stock equivalents. The effects of these securities are not included in the computation of diluted earnings per share in 2002 or 2001 as their inclusion would be anti-dilutive.

    Employee stock compensation plans

          Solitario follows Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees". Under Solitario's stock option plans, the exercise price of stock options issued to employees equals the market price of the stock on the measurement date. As a result of repricing of its options in 1999, Solitario accounts for all grants which have been repriced as variable awards and records increases and decreases in compensation expense during the period based upon changes in the market price of Solitario's stock as required by APBO 25.

          Pro forma information has been computed as if Solitario had accounted for its stock options under the fair value method of SFAS No. 123. The fair values of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.34%, 4.74% and 6.10%; dividend yield of 0 percent; volatility factor of the expected market price of Solitario's common stock of 60%, 65% and 65%; and a weighted average expected life of the options of 4.3 years, 4.4 years and 4.0 year. The weighted average fair value of the options granted is estimated at $0.25, $0.34 and $0.48 per share in 2002, 2001 and 2000, respectively.

          Had Solitario accounted for its stock options under the fair value method of SFAS No. 123, the following results would have been reported:
(in thousands, except per share amounts)	2002	2001	2000
Net income (loss)
As reported	$(1,670)	$(3,659)	$4,285
Pro forma	(1,902)	(3,984)	4,264
Net income (loss) per share
As reported	$ (0.07)	$ (0.16)	$ 0.23
Pro forma	$ (0.08)	$ (0.17)	$ 0.23

    Segment reporting

          Solitario operates in one segment, minerals exploration. All of Solitario's operations are located in South America as further described in note 2 to these financial statements. Solitario's United States assets consist primarily of cash and cash equivalents at December 31, 2002 of $1,385,000. Solitario conducts certain administrative functions in the United States. Solitario holds certain Canadian and South American assets through its Canadian wholly owned subsidiary, Altoro.

    New accounting pronouncements

          In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS No. 148").  SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Solitario will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

          In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates inconsistencies between the accounting for sale-leaseback transactions and the required accounting for certain lease modifications. This statement requires that gains and losses from debt extinguishment should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion 30. This Statement also amends existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their meanings under changed conditions. Solitario has adopted SFAS 145 as of January 1, 2003. The adoption of this Statement has not had a material effect on its financial position or results of operations.

          In June of 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with these costs and generally requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS does not apply to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002.

          In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". Under SFAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. Solitario is still studying this newly-issued standard to determine, among other things, whether it has any asset retirement obligations, which are covered, under the scope of SFAS 143. Solitario has adopted Statement 143 as of January 1, 2003. The effect to Solitario of adopting this standard is not material.

2. Mineral Properties:

    Peru

          Solitario holds exploration concessions or has filed applications for concessions covering approximately 26,000 acres in Peru. These applications are subject to normal administrative approvals and the properties are subject to an annual rental of $3.00 per hectare (approximately 2.477 acres per hectare) in June of each year.

    Bongara

          Solitario acquired the initial Bongara exploration concessions in 1993. The current landholdings consist of concessions covering approximately 16,000 acres in northern Peru (the "Bongara project").

          In December 1996, Solitario signed an agreement regarding the Bongara project with a subsidiary of Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada. After a modification signed in 1999, Cominco had the right to earn a 65% interest in the Bongara project by spending a minimum of $17,000,000 over a five-year period. Cominco paid Solitario $118,000, including value added taxes of 18%, in January 2000. In February 2001 Cominco terminated their option to acquire an interest in the Bongara project. Solitario currently holds 100% interest in the property and may seek a new joint venture partner to explore and develop this property.

    Yanacocha

          On April 26, 2000 Solitario completed a transaction with an affiliate of Newmont Mining Corporation ("Newmont") and sold its interest in its Yanacocha property for $6 million and a sliding scale net smelter return royalty ("NSR") that varies with the price of gold. Newmont retained $400,000 of the $6 million purchase price to be paid in four annual installments plus interest pending release of certain contingent liabilities. Solitario received the first two payments of $109,000 and $106,000 (including interest) in April 2002 and 2001, respectively. Solitario recorded a gain on the sale of the Yanacocha property of $5.8 million during the second quarter of 2000. The NSR royalty applies to exploration concessions covering approximately 150,000 acres.

    La Pampa

          Solitario holds concessions comprising approximately 4,700 acres on the La Pampa exploration property. In July 2002, Solitario signed an agreement with Bear Creek Mining Company ("Bear Creek") whereby Bear Creek can earn 51% interest in the La Pampa property by expending $4.5 million on exploration of La Pampa over a five-year period. As part of the agreement, Bear Creek will pay all costs to maintain the concessions. As part of the agreement Bear Creek must complete a minimum of 1,000 meters of drilling on the property. Bear Creek may earn an additional 14% interest (for a total of 65%) by completing a bankable feasibility study on the property within two years of earning its 51% interest.

Other Peruvian properties

          Solitario holds concessions comprising approximately 4,400 acres on the Sapalache exploration property. Solitario will conduct limited exploration activities while it seeks joint venture partners to explore and develop this property.

    Brazil

    Pedra Branca

          Solitario acquired the Pedra Branca platinum-palladium (PGM) Project located in Cear?? State, Brazil, as part of the Altoro acquisition in October 2000. Altoro signed an agreement in May of 1999 with Eldorado Gold Corporation ("Eldorado") whereby Solitario can earn a 70% interest in concessions covering approximately 24,000 acres, by spending $2 million on exploration over three years. Solitario can earn an additional 20% (90% total) by spending an extra $1 million within five years of the signature date. Should Eldorado be diluted to 10% this interest converts to a 2% NSR. Additionally, Solitario controls concessions in its own name covering approximately 185,000 acres for a total of 209,000 acres at the Pedra Branca Project.

          In February 2000, Altoro signed a letter of intent, which was subsequently assigned to Rockwell Ventures, Inc., of Vancouver, Canada ("Rockwell"), granting Rockwell an option to earn a 60% interest in Altoro's share of the Pedra Branca Project. Under the terms of the agreement, Rockwell was required to spend $7 million on exploration within four years from July 2000, with a minimum expenditure of $1 million during the first year. In addition, Rockwell issued to Solitario a total of 125,433 shares and $50,000 in cash in May 2000 upon regulatory approval of the agreement. In June of 2001, Rockwell terminated its option under the agreement. At December 31, 2002, Solitario owns 100% of the Pedra Branca project subject to the Eldorado Lease discussed above.

          On January 28, 2003 Solitario entered into an agreement with Anglo American Platinum Corporation, Ltd. ("Anglo Platinum") whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production.

          In October 2000, Solitario recorded $3,627,000 in mineral property additions for the Pedra Branca project in connection with the acquisition of Altoro.

    Tocantinzinho

          In November 1998 Altoro entered into an option agreement (subsequently modified) to acquire a 100% interest in the Tocantinzinho gold property in Brazil. The agreement covered washing licenses for approximately 10,000 acres located in the Para State in Brazil. Solitario terminated the agreement in December of 2001 and recorded a property-write down of $639,000.

    Bolivia

    Rincon del Tigre

          Since April 1999 Altoro entered into a series of agreements that allow Solitario to earn a 100% interest in concessions covering 127,000 acres at the Rincon del Tigre PGM property located in Santa Cruz State, Bolivia. The agreements required Solitario to spend $3.15 million on exploration over six years and to issue 800,000 shares of Altoro, 100,000 shares of which were issued in 1999 and 2000. The remaining 700,000 shares of Altoro were to be issued as 233,333 shares of Solitario. Solitario issued 70,834 shares under these agreements during 2001. In December 2001, Solitario terminated these agreements, made a cash payment to the owner of the Rincon del Tigre concessions of $35,000 and recorded a mineral property write-down of $636,000. Solitario's remaining share payment requirements were canceled upon termination.

    Land and leasehold and exploration costs

          Mineral property costs for all Solitario's properties are comprised of land and leasehold costs at December 31, 2002 and 2001. The following items comprised the additions to exploration costs:

Exploration Expense

(in thousands)	2002	2001	2000
Geologic, drilling and assay	$335	$707	$284
Field expenses	164	243	394
Administrative	408	514	504
Total exploration costs	$907	$1,464	$1,182

          Included in the consolidated balance sheet at December 31, 2002 are total assets of $3,797,000 related to Solitario's foreign operations. Assets totaling $3,794,000 are located in South America in Brazil and Peru. Assets totaling $3,000 are located in Canada.

3. Acquisitions:

          As described in Note 9, in October 2000, Solitario acquired 100% of the outstanding common stock of Altoro (the "Transaction"). Solitario accounted for the Transaction using the purchase method of accounting. The purchase price was $4,996,000, which included the issuance of 6,228,884 shares valued at $4,526,000. The purchase cost of mineral properties acquired was $4,466,000. This amount was allocated as follows: Pedra Branca in Brazil, $3,573,000; Tocantinzinho in Brazil, $447,000; and Rincon del Tigre in Bolivia, $447,000. The fair value of the remaining assets acquired was $666,000 and the fair value of the liabilities assumed was $136,000. The pro forma results, assuming the transaction occurred as of January 1, 2000 are as follows:
(in thousands)	Year ended December 31,
2000
Revenues	$6,278
Net income (loss)	$3,410
Basic and diluted income (loss) per share	$ 0.15

4. Related party transactions:

          Crown, through its wholly owned subsidiary, Crown Resource Corp. of Colorado owns 41.2% of Solitario. Crown provides management and technical services to Solitario under a management and technical services agreement originally signed in April 1994 and modified in April 1999, December 2000 and July 2002. Under the modified agreement Solitario reimburses Crown for direct out-of-pocket expenses; payment of between 25% and 75% of executive and administrative salaries and benefits, rent, insurance and investor relations costs and payment of certain indirect costs and expenses paid by Crown on behalf of Solitario. Management service fees paid by Solitario to Crown were $449,000 for 2002, $590,000 for 2001 and $414,000 for 2000.

          In October 2001, Solitario invested in two 10% convertible secured promissory notes, ("Senior Notes") totaling $1,000,000 of the $3,600,000 Secured Notes issued by Crown. The proceeds from the first Senior Note, (the "Solitario Note"), of $350,000 were delivered to Crown. The proceeds from the second Senior Note, of $650,000 were placed in escrow pending the outcome of the Crown's voluntary petition for bankruptcy, filed in United States Bankruptcy Court, which was filed on March 8, 2002 (the "Bankruptcy"). In March 2002 an additional $200,000 was advanced to Crown out of escrow of which Solitario's share of the advance was $56,000. Crown's plan was confirmed on May 30, 2002 and the remaining balance of the proceeds plus interest was released to Crown on the Effective Date. The independent Board members of both Crown and Solitario approved the transaction. The terms of the transaction on the escrowed Senior Notes were the same as given to other senior lenders of Crown (the "Senior Lenders") and, with regard to the terms of the $350,000 Solitario Note, the terms were negotiated with and approved by the other Senior Lenders. During 2002, Solitario was paid 182,440 Crown shares as interest under the Senior Notes.

          Solitario entered into a Voting Agreement dated as of April 15, 2002 among Zoloto Investor's, LP ("Zoloto") and Crown, who are both stockholders of Crown (the "Signing Shareholders"). Pursuant to the Voting Agreement, Solitario and Zoloto agree that they will each vote their owned shares during the term of the Voting Agreement for the election of three designees of Zoloto and one designee of Solitario (the "Designee Directors") to the Board of Directors of Crown. The Signing Shareholders agreed that any shares received by either Signing Shareholder would be subject to the Voting Agreement during its term and any successor, assignee or transferee of shares from either Signing Shareholder would be subject to the terms of the Voting Agreement during its term. The Voting Agreement terminates on the third anniversary from the date of the first annual meeting of shareholders after the date of the Voting Agreement. As of December 31, 2002, the Signing Shareholders collectively held 523,418 shares or approximately 13.6% of the outstanding shares of Crown. As of December 31, 2002, Solitario owns 182,440 shares of Crown common stock, received as interest on its Senior Notes, has warrants to acquire 3,057,143 shares of Crown common stock at between $0.60 and $0.75 per share and could also acquire up to 3,057,143 additional shares of Crown common stock through conversion of its Senior Notes.

          On June 26, 2001, Solitario agreed to acquire 200,000 shares of Canyon Resources Corporation common stock from Crown at its fair market value of $200,000 at that date. Solitario sold the shares for $245,000 in February 2002, the fair market value at that date. The transaction provided additional working capital to Crown, and was approved by independent Board members of both Crown and Solitario.

          On February 21, 2003, Solitario invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The issuance of up to $3 million of the Subordinated B Notes was authorized by Crown on February 7, 2003 by Crown's Board of Directors. On February 21, 2003, Crown closed the financing by issuing $2.7 million of the Subordinated B Notes. The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. Solitario's investment was on the same terms as all other investors.

5. Income Taxes:

          Solitario's income tax expense (benefit) consists of the following:
(in thousands)	2002	2001	2000
Deferred
U.S.	$286	$(359)	$ -
Foreign	(3)	(312)	(347)
Operating loss and credit carryovers:
U.S.	(286)	359	-
Foreign	3	312	347
Income tax benefit	$ -	$ -	$ -

          Consolidated loss before income taxes includes losses from foreign operations of $1,063,000, $3,057,000 and $1,275,000 in 2002, 2001 and 2000, respectively.

          The net deferred tax assets/liabilities in the December 31, 2002 and 2001 balance sheets include the following components:
(in thousands)	2002	2001
Deferred tax assets:
Net operating loss (NOL) carryovers	$3,848	$3,464
Capital loss carryovers	622	622
Royalty	1,560	1,560
Other	(105)	91
Valuation allowance	(4,678)	(4,792)
Deferred tax assets	1,247	945
Deferred tax liabilities:
Exploration and development costs	1,247	945
Net deferred tax assets/liabilities	$ -	$ -

          A reconciliation of expected federal income taxes on income (loss) from operations at statutory rates, with the expense (benefit) for income taxes is as follows:
(in thousands)	2002	2001	2000
Expected income tax (benefit)	$(568)	$(1,243)	$1,457
Non-deductible foreign expenses	495	93	109
Disposition of investment in Peru	-	-	1,818
Foreign tax rate differences	(14)	(7)	12
State income tax	12	(76)	351
Valuation allowance	73	1,221	(3,727)
Other	2	12	(20)
Income tax benefit	$ -	$ -	$ -

          At December 31, 2002, Solitario has unused U.S. Net Operating Loss ("NOL") and capital loss carryovers of $3,715,000 and $1,594,000, respectively, which begin to expire commencing 2008 and 2004, respectively. Solitario also has foreign NOL carryovers at December 31, 2002 of $6,978,000 that begin to expire four years after the first year in which taxable income arises.

6. Fair Value of Financial Instruments:

          For certain of Solitario's financial instruments, including cash and cash equivalents, the carrying amounts approximate fair value due to their short maturities. Solitario's marketable equity securities are carried at their estimated fair value based on quoted market prices.

          The fair value of the Secured Notes is estimated at December 31, 2002 and 2001 to be 1,250,000 and 1,000,000, per quoted market prices. The fair value of the Crown warrants held by Solitario is $153,000 per quoted market prices as of December 31, 2002. The valuation credit for the fair value is included as other comprehensive income in stockholders' equity as of December 31, 2002. The valuation allowance was calculated as $47,000 as of December 31, 2001 utilizing a Black-Scholes model and was charged to other comprehensive loss in stockholders' equity as of December 31, 2001.

7. Commitments and Contingencies:

          In acquiring its interests in mineral claims and leases, Solitario has entered into lease agreements, which generally may be canceled at its option. Solitario is required to make minimum rental and option payments in order to maintain its interests in certain claims and leases. See Note 2. Solitario estimates its 2003 mineral property rental and option payments to be $77,000 of which Solitario's portion is estimated to be approximately $52,000.

8. Stock Option Plan:

          On March 4, 1994, Solitario's Board of Directors (the "Board") adopted the 1994 Stock Option Plan (the "Plan"). Up to 1,100,000 shares of Solitario's common stock were authorized for issuance under the Plan. The Board voted for, and shareholders approved, amendments that have increased the authorized shares under the Plan to 3,736,000 as of June 2002.

          All options have been granted at exercise prices that are determined by the Board to be the fair market value on the date of grant. The options expire five years from the date of grant, and are subject to certain vesting provisions, as determined by the Board.

          The activity in the Plan for the three years ended December 31, 2002 is as follows:
	2002		2001		2000
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Price (Cdn$)[1]	Options	Price (Cdn$)[1]	Options	Price (Cdn$)[1]
Outstanding, beginning of year	2,282,000	1.10	1,724,750	1.22	1,704,750	1.23
Granted	1,140,000	0.73	980,000	0.94	45,000	1.30
Forfeited	-	-	-	-	(25,000)	1.17
Expired	(50,000)	1.16	(422,750)	1.31	-	-
Outstanding, end of year	3,372,000	0.96	2,282,000	1.08	1,724,750	1.22
Exercisable, end of year	2,742,000	1.00	1,812,500	1.10	1,472,750	1.22

          (1) In March 1999, the shareholders of Solitario approved a repricing of existing options for current employees, officers and directors to Cdn$1.16 per share, which was the market price of Solitario's stock.

          The options outstanding at December 31, 2002 have a range of exercise prices of between Cdn$1.30 and Cdn$0.94 and a weighted average remaining contractual life of 3.06 years.

          As a result of the repricing of existing options in 1999, Solitario began to account for the awards as variable as of July 1, 2000, in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" (an interpretation of APB 25). Accordingly, an increase in the current market price of Solitario common stock above the higher of the option strike price and the market price of Solitario's common stock as of July 1, 2000, multiplied by vested options outstanding will be recorded as compensation expense in the period of the price increase. A subsequent reduction in the current market price, to the extent of previously recorded compensation expense will be credited as a reduction of compensation expense. There was no compensation expense recorded during 2002, 2001 or 2000 as a result of variable accounting for the repriced options.

The following table summarizes Solitario's stock options as of December 31, 2002

Options Outstanding				Options Exerciseable
Exercise price Cdn$	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Cdn$	Number Exercisable	Weighted Average Exercise Price Cdn$
$0.73	1,140,000	3.3	$0.73	742,500	$0.73
$0.94	980,000	2.3	$0.94	755,000	$0.94
$1.16	747,000	1.3	$1.16	747,000	$1.16
$1.19 to $1.22	395,000	1.5	$1.22	395,000	$1.22
$1.30	110,000	1.9	$1.30	102,500	$1.30
Total	3,372,000			2,742,000

9. Stockholders' Equity:

          In October 2000, Solitario completed a Plan of Arrangement ("the Plan") with Altoro Gold Corp. of Vancouver, Canada ("Altoro"), whereby Altoro became a wholly owned subsidiary of Solitario. In connection with the Plan, Solitario issued 6,228,894 shares to Altoro shareholders and option holders. Solitario also reserved 825,241 Solitario shares for issuance upon the exercise of 825,241 warrants in exchange for Altoro warrants. During 2000, Solitario issued 261,232 shares upon the exercise of the above warrants and 302,898 of the warrants expired unexercised. The remaining 261,111 warrants expired unexercised during 2001. Primarily as a result of the issuance of Solitario shares in connection with the Plan, CRCC's ownership percentage of Solitario was reduced from 57.2% (prior to the transaction) to 41.2% at December 31, 2002.

10. Selected Quarterly Financial Data (Unaudited):
(in thousands)	2002				2001
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenues	$ 31	$ 25	$ 44	$ 37	$ 87	$ 63	$ 47	$ 39
Net income (loss)	$(483)	$(430)	$(442)	$(315)	$(535)	$(590)	$(1,863)	$(669)
Basic and fully diluted earnings (loss) per common and common equivalent share:	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.03)	$(0.08)	$(0.03)